United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

September 21, 2026

Commission File Number 001-37791

COCA-COLA EUROPACIFIC PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐

September 21, 2026
Coca-Cola Europacific Partners plc (the “Company”)
Transactions in Own Shares

The Company confirms that from 14 September 2026 up to and including 18 September 2026 it purchased a total of: (i) 305,000 ordinary shares of EUR 0.01 ("ordinary shares") on the US Trading Venues[1] and (ii) 92,500 ordinary shares on the London Trading Venues[2]; in both cases, from Goldman Sachs & Co. LLC, Goldman Sachs International or one of their affiliates, as detailed below.

The repurchased ordinary shares will be cancelled.

Date	Aggregate number of ordinary shares purchased	Highest price paid (per ordinary share)	Lowest price paid (per ordinary share)	Volume weighted average price	Trading venue
14 September 2026	35,000	USD 105.1900	USD 104.3600	USD 104.7031	US Trading Venues
14 September 2026	10,000	GBP 78.0500	GBP 77.2500	GBP 77.7128	London Stock Exchange
15 September 2026	60,000	USD 103.9900	USD 103.0400	USD 103.5577	US Trading Venues
15 September 2026	10,000	GBP 77.7000	GBP 76.7500	GBP 77.1702	London Stock Exchange
16 September 2026	30,000	USD 103.7800	USD 102.5200	USD 103.2848	US Trading Venues
16 September 2026	17,500	GBP 77.1000	GBP 76.3500	GBP 76.8198	London Stock Exchange
17 September 2026	30,000	USD 103.5900	USD 100.1800	USD 101.5293	US Trading Venues
17 September 2026	10,000	GBP 77.5000	GBP 75.9000	GBP 76.8189	London Stock Exchange
18 September 2026	150,000	USD 100.6700	USD 99.3700	USD 99.9818	US Trading Venues
18 September 2026	32,000	GBP 75.5000	GBP 74.4500	GBP 74.9763	London Stock Exchange

18 September 2026	3,000	GBP 75.4000	GBP 74.6000	GBP 75.0164	CBOE Europe Limited (CXE)
18 September 2026	10,000	GBP 75.4500	GBP 74.5000	GBP 74.9149	CBOE Europe Limited (BXE)

The purchases form part of the Company's share buyback programme announced on 17 February 2026 (the "Programme"). In connection with the Programme, the Company expects to repurchase up to EUR 1 billion of ordinary shares (in aggregate).

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), full details of the transactions, in aggregated and detailed form, are available through the link below:

http://www.rns-pdf.londonstockexchange.com/rns/6121V_1-2026-9-21.pdf

CONTACTS

Company Secretariat Svetlana Walker svetlana.walker@ccep.com	Investor Relations Sarah Willett sarah.willett@ccep.com	Media Relations Shanna Wendt mediaenquiries@ccep.com

ABOUT CCEP

Coca-Cola Europacific Partners is one of the world’s leading consumer goods companies. We make, move and sell some of the world’s most loved brands – serving nearly 600 million consumers and helping over 4 million customers across 31 countries grow.

We combine the strength and scale of a large, multi-national business with an expert, local knowledge of the customers we serve and communities we support.

The Company is currently listed on Euronext Amsterdam, NASDAQ, London Stock Exchange and on the Spanish Stock Exchanges, and a constituent of both the NASDAQ 100 and FTSE 100 indices, trading under the symbol CCEP (ISIN No. GB00BDCPN049).

For more information about CCEP, please visit www.cocacolaep.com and follow CCEP on LinkedIn

[1] The “US Trading Venues” comprise Nasdaq and other applicable US trading venues.
[2] The “London Trading Venues” comprise the London Stock Exchange, CBOE Europe Limited (BXE), CBOE Europe Limited (CXE) and Aquis. Goldman Sachs acquired CREST Depositary Interests on the London Trading Venues, which will be cancelled together with the underlying shares they represent.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPACIFIC PARTNERS PLC
(Registrant)
Date: September 21, 2026	By:	/s/ Svetlana Walker
	Name:	Svetlana Walker
	Title:	General Counsel & Company Secretary

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